



PROBLEM

The Movie industry needs innovative ways to engage movie fans who have increasing content options vying for their attention.



SOLUTION

CinemaDraft provides a free-to-play, fantasy sports-style game for people who love the movies.



PRODUCT

CinemaDraft is a fantasy cinema game that tests movie lovers' box office knowledge while playing with friends.



MARKET: Movies

1.27B tickets sold, US & Canada (2014)

$10.4B in ticket sales

229.7M went to the movies (68% of population)

Admissions down 8% since 2005

52% of moviegoers are women



MARKET:
Fantasy Sports

57.4M played in US & Canada (2014)
34% are women
1.5M played daily fantasy sports (DFS)*
40% DFS players engaged in more sports content
98% are male**
$1B+ in entry fees paid (2014)**



TEAM



Edwardo Jackson
CEO/Founder: published author, professional actor, screenwriter, poker player & marketing executive



Barbara Bickham
CTO: decades of coding & technical leadership, experienced in working with startups & corporations



Anton Alferness
Advisor: Director, VICIS, Inc., mechanical engineer & serial entrepreneur



BUSINESS MODEL

CinemaDraft has established an innovative business model outside of the traditional daily fantasy space designed to attract sports and non-sports enthusiasts alike. While starting out with movie box office returns, the CinemaDraft model can grow into other industries, such as television, music, politics, and more.

Milestones

2016

Q1
Idea+
Incorporation

Q2
Begin
Development

Q3
Desktop
Launch

Q4
Growth+
Iteration

2017

Q1
Mobile
Launch

Q2
Begin
Marketing

Q3
Seed
Round

Q4
Grow
Users



$
REVENUE

Ticket Brokering
Partnering with movie ticket brokers like Fandango as an affiliate for in-app purchases 4.6% of players buying tickets through site @ $0.15 average commission

Sponsorship
Contests will be sponsored by advertisers in the movie industry. Our current average sponsorship rate is $297.38 per contest prize pool.

Premium Mobile Experience
A monthly subscription fee for enhanced mobile service will be $3.99/month. Industry data shows 39% of fantasy sports players prefer playing by mobile device.

Backstage Pass (VIP Program)
Monthly subscription with mobile access, VIP/marketing services & private contests $6.99/month per player at 27% of Weekly Active Players Using Mobile

Press Junket (Opt-In Marketing Program)
Players opt-in to receive advertiser email marketing and split marketing revenue with site. Average revenue = 50% of $100.00/month per player @ 15% of Weekly Active Players opting in



EXIT

CinemaDraft has identified two possible companies capable of making an acquisition — DraftKings and FanDuel, private companies valued at a billion dollars each that are headed towards a possible merger.

Competitor, Fantasy Movie League, was acquired in May 2017 by cinema pre-show entertainment company National CineMedia.



Other potential exits include the studios themselves: 21st Century Fox, DreamWorks, Paramount, etc.

Additional viable exits come from acquisition by industry-related media companies, such as Entertainment Weekly and TMZ.



CinemaDraft

PLAY THE STARS. **BE** YOUR OWN STAR.



Edwardo Jackson
cinemadraft@gmail.com
www.CinemaDraft.co
(818) 583-7678



Facebook.com/cinemadraft
@CinemaDraft



Twitter.com/playcinemadraft
@PlayCinemaDraft